Exhibit 12.1

Atlas Air Worldwide Holdings, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock

(in thousands, except ratios)

(Unaudited)

	For the Quarter Ended March 31, 2017	For the Years Ended December 31,
		2016	2015	2014	2013	2012
Earnings
Income from continuing operations before income taxes	$588	$89,416	$(17,220)	$89,549	$117,822	$205,275
Distributed income of equity investees	—	—	—	—	—	—

Adjusted pre-tax earnings	588	89,416	(17,220)	89,549	117,822	205,275
Add:
Total fixed charges from below	33,548	133,353	145,100	151,049	137,131	116,188
Less:
Capitalized interest, net of amortization	1,140	841	(1,355)	(1,903)	161	17,635

Total fixed charges included in income before income taxes	32,408	132,512	146,455	152,952	136,969	98,553

Earnings before fixed charges	$32,996	$221,928	$129,235	$242,501	$254,791	$303,828

Fixed charges
Interest expense	$21,524	$84,650	$96,756	$104,252	$83,659	$64,532
Portion of rentals representative of interest factor (b)	12,024	48,703	48,344	46,797	53,472	51,656

Total fixed charges (a)	$33,548	$133,353	$145,100	$151,049	$137,131	$116,188

Ratio of earnings to fixed charges	1.0	1.7	— *	1.6	1.9	2.6

Adjustment for preferred stock dividends	$—	$—	$—	$—	$—	$—

Ratio of earnings to combined fixed charges and preferred stock (c )	1.0	1.7	— *	1.6	1.9	2.6

(a)	Interest expense includes amounts capitalized, amortization of debt interest and discounts / premiums relating to indebtedness and does not include interest on uncertain tax positions, which is included in income tax expense/(benefit).
(b)	Estimated interest component of operating rentals represents an appropriate portion of rentals representative of the interest factor for operating lease rentals.
(c)	The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges as there was no preferred stock outstanding.

*	For the year ended December 31, 2015, fixed charges exceeded earnings by $15.9 million.